July 10, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reata Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 23, 2017
File No. 333-218915

Ladies and Gentlemen:

Set forth below are the responses of Reata Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-3, File No. 333-218915, filed with the Commission on June 23, 2017 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Form S-3

Documents Incorporated by Reference, page 4

1.	Please incorporate by reference your Form 8-A filed May 23, 2016. Please see Item 12(a)(3) of Form S-3 for guidance.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 4 of Amendment No. 1 accordingly.

Exhibits

2.	Please revise your Exhibit Index to include instruments defining the rights of holders for the Depositary Shares, Stock Purchase Contracts, Stock Purchase Units and Rights. Please refer to Item 601(b)(4) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised our exhibit index on pages II-6 and II-7 of Amendment No. 1 accordingly.

3.	We note that the legality opinion filed as Exhibit 5.1 states that the Stock Purchase Contracts and Stock Purchase Units will be “legally issued.” Please file a revised legality opinion that opines that the Stock Purchase Contracts and Stock Purchase Units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Section II.B.l.h of Staff Legal Bulletin No. 19.

RESPONSE: We acknowledge the Staff’s comment and have refiled Exhibit 5.1 with the requested language.

4.	We note your disclosure that you may issue stock purchase units consisting of debt obligations of third parties. Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For further guidance, please see our Securities Act Sections C&DI paragraph 203.03 and the Staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying stock purchase units, please remove these references from the prospectus.

RESPONSE: We acknowledge the Staff’s comment and have removed the references to third party securities from page 18 of Amendment No. 1.

*            *             *            *            *

If you have any questions with respect to the foregoing, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Enclosures

cc:	Chris Edwards, U.S. Securities and Exchange Commission
Michael D. Wortley, Reata Pharmaceuticals, Inc.
Robert L. Kimball, Vinson & Elkins L.L.P.